                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3/A
                             (AMENDMENT NO. 3)

                      RULE 13E-3 TRANSACTION STATEMENT
                     (PURSUANT TO SECTION 13(e) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                           SCOR U.S. Corporation
                            (Name of the Issuer)

                           SCOR U.S. Corporation
                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)

                                78 4027 10 4
                   (CUSIP Number of Class of Securities)

                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

        (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                  Copy to:
                           Allan M. Chapin, Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                          New York, New York 10177
                               (212) 558-4000
                              November 9, 1995
                    (Date Tender Offer First Published,
                     Sent or Given to Security Holders)

      This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, dated November 9, 1995, as amended by Amendment No. 1 thereto dated December 6, 1995 and Amendment No. 2 thereto dated December 7, 1995 (as so amended, the "Schedule 13E-3"), filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), Parent and SCOR U.S. Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of the Company not already directly or indirectly owned by Parent, at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This amendment is being filed by the Purchaser, Parent and the Company. Capitalized terms used and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1 under the Exchange Act filed by the Purchaser and Parent with the Securities and Exchange Commission on November 9, 1995, as amended by Amendment No. 1 thereto dated December 6, 1995 and Amendment No. 2 thereto dated December 7, 1995 (as so amended, the "Schedule 14D-1"), and the Offer to Purchase filed as Exhibit
(a)(1) thereto. By this amendment the Schedule 13E-3 is hereby amended in the respects set forth below.

      This Amendment No. 3 to Schedule 13E-3 also constitutes the final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) under the Exchange Act.

Item 1.     Issuer and Class of Security Subject to the Transaction.

      Item 1(b) is hereby supplemented and amended by adding the following information thereto:

      (b) The answer to Item 1(b) of the Schedule 14D-1, as amended by Amendment No. 3 thereto, dated December 18, 1995 (the "Schedule 14D-1 Amendment"), is incorporated herein by reference.

Item 5.     Plans or Proposals of the Issuer or Affiliate.

      Item 5 is hereby supplemented and amended by adding the following information thereto:

      (a)  The answer to Item 5(a) of the Schedule 14D-1, as amended by the
Schedule 14D-1 Amendment, is incorporated herein by reference.

Item 10.    Interest in Securities of the Issuer.

      Item 10 is hereby supplemented and amended by adding the following information thereto:

      (a)-(b) The answer to Item 6 of the Schedule 14D-1, as amended by the Schedule 14D-1 Amendment, is incorporated herein by reference.

Item 16.    Additional Information.

      Item 16 is hereby supplemented and amended by adding the following information thereto:

      The answer to Item 10(j) of the Schedule 14D-1, as amended by the
Schedule 14D-1 Amendment, is incorporated herein by reference.

Item 17.    Material to be Filed as Exhibits.

      Item 17 is hereby supplemented and amended by adding the following information thereto:

      (d)(10)           Press Release issued by Parent, dated December 13,
                        1995.

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated:  December 14, 1995


                        SCOR S.A.


                        By:  /s/ Jacques Blondeau

                        Name:   Jacques Blondeau
                        Title:  Chairman and Chief Executive Officer



                        SCOR Merger Sub Corporation


                        By:  /s/ Jacques Blondeau

                        Name:   Jacques Blondeau
                        Title:  President



                        SCOR U.S. Corporation


                        By:  /s/ Maxine H. Verne

                        Name:   Maxine H. Verne
                        Title:  Vice President & Associate General Counsel

                               EXHIBIT INDEX



Exhibit Number                 Exhibit Name                     Page Number

(d)(10)              Press release issued by Parent, dated
                     December 13, 1995.